October 28, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-5010
Attn: Sonia Barros

Re:	Green Energy Management Services Holdings, Inc.
Registration Statement on Form S-1
Filed September 20, 2010
File No. 333-169496

Dear Ms. Barros:

We are special counsel to Green Energy Management Services Holdings, Inc. (the “Company”). We hereby submit, on behalf of the Company, a response to certain questions raised by the staff of the Securities and Exchange Commission (the “Staff”) in its letter of comments dated October 15, 2010 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 filed on September 20, 2010 (the “Form S-1”).  Set forth below is the Company’s responses to the Staff’s comments.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 1 to the Form S-1 (“Amendment No. 1”).  For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.  We are also sending courtesy copies of this letter to you by Federal Express, together with a redline of Amendment No. 1 marked to show changes to the Form S-1.

General

1.
We note some of the selling stockholders are your current or former affiliates and a significant number of the shares being offered in this resale registration were issued within two months of your filing this registration statement.  Please provide us with your analysis of why this offering should not be deemed a primary offering.  Refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09.

Response:

In analyzing whether an offering should be deemed a secondary offering, as opposed to a primary offering consideration should be given to the following factors: (i) how long the selling stockholders have held their shares, (ii) the circumstances under which they received them, (iii) their relationship to the issuer, (iv) the amount of shares involved, (v) whether the sellers are in the business of underwriting securities, and (vi) whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

How Long the Selling Stockholders Have Held Their Shares

Pursuant to Amendment No. 1, the Company is seeking to register an aggregate of 77,452,337 shares or approximately 18% of its total issued and outstanding shares.  An aggregate of 55,596,067 of such shares were issued within two months of the filing of the Form S-1.  An aggregate of 20,666,667 of the shares that the Company is seeking to register were issued on April 30, 2010 or approximately 6 months from the date of the filing of Amendment No. 1. The remaining shares that the Company is seeking to register were all issued in excess of three years ago.

Of the shares that were issued on August 20, 2010: (i) 19,000,000 were issued to individuals that are neither current nor former affiliates of the Company, and (ii) 36,596,067 were issued to individuals that were affiliates of the Company on August 20, 2010.  The amount issued to affiliates on August 20, 2010 represents less than 50% of the shares that the Company is seeking to register and less than 10% of the Company’s total issued and outstanding shares.  The shares issued on August 20, 2010 to affiliates  include 20,666,667 shares of the Company’s common stock that were issued to its former Chief Executive Officer and Chairman upon conversion of a convertible note dated August 27, 2008.  Thus, only 15,929,400 of the shares issued to former affiliates on August 20, 2010 represent newly issued securities of the Company.  This amount represents approximately 20% of the shares that the Company is seeking to register or less than 5% of the Company’s total issued and outstanding shares.

The Circumstances Under Which The Selling Stockholders Received Their Shares

As contemplated by the Merger Agreement, prior to the closing of the merger, on April 30, 2010, Mr. Solomon converted $18,821 of his convertible promissory note which was originally issued on August 27, 2008 into an aggregate of 20,666,667 shares of the Company’s common stock.   On August 20, 2010, Mr. Solomon converted an additional $29,684 of his outstanding convertible promissory note, into an aggregate of 32,596,067 shares of our common stock. The remaining balance of his convertible promissory note of $20,946 was forgiven.  In addition, as contemplated by the merger agreement, prior to the closing of the merger, the Company completed private placement transactions, pursuant to which the Company issued an aggregate of 23,000,000 shares of common stock.

An aggregate of 76,262,734 of the shares that the Company is seeking to register were issued in transactions contemplated by the Merger Agreement.  Of these shares, 53,262,734 shares were issued upon conversion of a convertible promissory note which had been held by Mr. Solomon for over two years. Of the 53,262,734 shares, 20,666,667 shares were issued on April 30, 2010 or approximately 6 months from the date of the filing of Amendment No. 1. We do not believe that the proposed offering is one the Staff had in mind when it invoked Rule 415 to express its objection to so-called PIPE transactions by micro-cap companies, when those transactions are found to be abusive.  The Company is filing this registration statement in connection with a financing and other related transactions.  Typically, investors that purchase a public company's securities either simultaneously or within a short period after a reverse merger have difficulty causing their securities to be registered because of the very small public float as a proportion of the total number of issued and outstanding shares of the public company following the reverse merger.  Due to the nature of reverse merger transaction, the surviving public entity is often left with a significant amount of shares held by affiliated stockholders who were related to the private entity and therefore resulting in a small public float which makes it extremely difficult for companies involved in a reverse merger to obtain subsequent financing. The Staff has expressed that unusual fact patterns such as reverse merger situations merit special consideration when deciding issues arising under Rule 415.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

The Company currently has 439,391,636 shares of common stock outstanding, of which 411,425,393 are held by individuals who are currently affiliates of the Company.  Accordingly, 27,964,302, or approximately 6.4% of the Company’s outstanding shares, are held by individuals and entities other than our affiliates.  The Staff has stated that leeway is given to companies who obtain financing after going public through a reverse merger transaction. This special consideration is granted because, due to the nature of reverse merger transaction, the surviving public entity is left with a significant amount of shares held by affiliated stockholders and therefore resulting in a small public float. This would make it extremely difficult for companies involved in a reverse merger to obtain subsequent financing.

Relationship of the Selling Stockholders to the Issuer

Eight of the selling stockholders who hold an aggregate of 19,000,000 of the shares that the Company is seeking to register are non-affiliates of the Company. Of the remaining four selling stockholders, three will cease to be affiliates on November 20, 2010, which is 90 days following their resignation as members of our board of directors.  Thus, Mr. Solomon is the sole selling stockholder who will continue to be an affiliate subsequent to November 20, 2010.  We believe that special consideration should be given to Mr. Solomon given that nearly 69% of the shares that the Company is seeking to register on his behalf were issued upon conversion for a convertible note issued over two years ago.

The Amount of Shares Involved

The Company is seeking to register 77,452,337 shares of its common stock or approximately 17.6% of its total issued and outstanding shares.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Whether the Sellers are in the Business of Underwriting Securities

None of the selling stockholders is in the business of underwriting securities.  In addition, none of the selling stockholders is a registered broker-dealer or an affiliate of a broker-dealer.

Whether It Appears that the Seller is Acting as a Conduit for the Issuer

An aggregate of 76,262,734 or 98% of the shares that the Company is seeking to register were issued in connection with transactions contemplated by the Merger Agreement.    In addition, the selling stockholders bear the risk that the Company will be unable to register their shares. Mr. Solomon has held his convertible note for over two years.  Even after the registration statement is declared effective, the selling stockholders will continue to bear the risk of ownership.

The sale by the selling stockholders of their shares is not analogous to an offering by the Company.  In a Company offering, other than pursuant to a firm commitment offering, the Company does not receive any proceeds from the sale of its securities until the proceeds from the sale of the minimum offering have been deposited into an escrow account and have cleared.  The selling stockholders made an investment, and the Company has received the proceeds.   The selling stockholders have a contractual right to have the Company register their shares but the Company received the proceeds from the issuance of the securities in August 2008, July 2010 and August 2010.

Accordingly, we hereby submit that the transaction should be deemed not to constitute a primary offering.

2.
Throughout your registration statement, you utilize industry jargon.  Please provide better explanations for terms such as “renewable energy generation,” “energy efficiency potential,” “renewable energy potential,” and “turnkey basis.”

Response:

In response to the Staff’s comment, the Company has revised its disclosure throughout Amendment No. 1 to provide better explanations of the referenced terms.

3.
We note that throughout the prospectus you have assumed that your share price reflects the reverse stock split.  The actual impact of a reverse stock split on share price may not be directly proportionate to the amount of the reverse stock split.  Please revise your disclosure throughout to reflect your actual stock prices.

Response:

In response to the Staff’s comment, the Company has revised its disclosure throughout Amendment No. 1 to reflect its actual stock prices and has removed any assumptions with respect to the reverse stock split as it is now effective.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Cover page

4.	We note that your reverse stock split has yet to be declared effective in the market by FINRA. Please describe the impact of the effectiveness by FINRA and provide us any updates on the status.

Response:

The reverse stock split was declared effective in the market by FINRA on September 22, 2010. The impact of the effectiveness by FINRA was to change the declare effective in the market the reverse stock split, symbol change to “GRMS” and name change to “Green Energy Management Services Holdings, Inc.” In response to the Staff’s comment, the Company has revised its disclosure throughout Amendment No. 1 to indicate the effectiveness of the reverse stock split.

Overview, page 5

5.
It appears that Southside Electric entered into a reverse merger with Green Energy Management Services in May 2010 but there is no mention of Southside Electric except that you have included the historical financial statements through June 30, 2010.  Please revise the overview discussion to provide a separate summary of all of the entities involved in the transactions that occurred in 2010.  Within each summary discuss each of the transactions that occurred and the timing of each transaction.  You should include disclosure of the reasons for each transaction and the securities exchanged and the accounting for each transaction.  In addition please revise the business section to include this information.

Response:

In response to the Staff’s comment, the Company has included disclosure regarding the reverse merger with Southside including the reasons for the transaction, the securities exchanged and the accounting for the transaction on page 5 of Amendment No. 1.

Our History, page 5

6.	Please state the business purpose for the 1:3 reverse stock split.

Response:

The primary business purposes for the reverse split were to reduce the amount of outstanding shares of the Company’s common stock in order to (i) permit the issuance of 166,788,200 shares of the Company’s common stock to Steven B. Solomon, the Company’s former Chief Executive Officer and Chairman upon conversion of convertible notes held by Mr. Solomon; (ii) facilitate the proposed merger transaction with GEM; and (iii) facilitate the proposed private placements in connection with the proposed merger.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

In addition, the board of directors of the Company anticipated that the reverse stock split, if implemented, would (i) reduce the total number of shares of the Company’s common stock to a more customary range for public companies, and (ii) allow the Company’s common stock to trade at a higher per-share price.  With the Company’s common stock trading as low as $0.015 per share during the preceding 12 months, relatively small moves in absolute terms in the per-share trading price of the Company’s common stock translated into disproportionately large swings in the trading price on a percentage basis.  The Company believes that these swings tend to bear little, if any, relationship to the Company’s financial condition and results of operations and may negatively impact the price of the Company’s common stock.  Furthermore, the Company believes that an increase in the per-share trading price may enhance the acceptability and marketability of the Company’s common stock to the financial community and investing public.

In response to the Staff’s comment, the Company has included the above disclosure regarding the business purposes for the reverse stock split on page 6 of Amendment No. 1.

7.	Refer to the last paragraph on page 5. Please explain the purpose behind the increase in the size of the board from five to seven and explain the reasons for all of the resignations.

Response:

On August 19, 2010, our board of directors approved an amendment to our bylaws in order to, among other things, increase the size of the board from five to seven members in order to appoint two individuals designated by GEM to the Company’s board of directors.  On August 20, 2010, each of our former officers and directors submitted their resignations as a condition to the closing of the merger.

In response to the Staff’s comment, the Company has included the above disclosure regarding the purpose for the increase in the size of the board and the reasons for the resignations on page 6 of Amendment No. 1.

8.	Please refer to part (i) in the first paragraph on page 6. Please disclose the “portion” of shares that were restricted in this way.

Response:

Pursuant to the lock-up agreements entered into in connection with the merger between the Company and its current officers and directors and certain former stockholders of GEM, (i) an aggregate of 65,623,216 shares of the Company’s common stock may not be transferred, sold, assigned, pledged or otherwise disposed of for a period from August 20, 2010 through the sixth month anniversary after the date of effectiveness of the Form S-1, and (ii) 110,505,470 shares of the Company’s common stock may not be transferred, sold, assigned, pledged or otherwise disposed of for a period from August 20, 2010 through the one year anniversary after the date of effectiveness of the Form S-1.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

In response to the Staff’s comment, the Company has disclosed the above in Amendment No. 1.

9.
Please refer to part (d) in the first paragraph on page 6.  Please describe your relationship with Ice Nine and describe in greater detail the material terms of your agreement with them, including any benefits that Ice Nine may receive.  Please explain to us what consideration you gave to filing this agreement as an exhibit to your registration statement.  Please add related disclosure to your Certain Relationships and Related Transactions section on page 24.

Response:

Ice Nine was one of the founding stockholders of GEM.  Ice Nine is currently the beneficial owner of 40,302,643 shares or approximately 9.2% of the Company’s  outstanding common stock.  Ice Nine will not receive any direct benefits under the stockholders’ agreement and it is not a selling stockholder.  All material terms of the stockholders’ agreement have been disclosed in Amendment No. 1.  The stockholders’ agreement was filed as Exhibit 10.7 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 26, 2010, which is incorporated by reference to the Form S-1.

In response to the Staff’s comment, the Company has supplemented its disclosure following part (d) in the first paragraph on page 6 and included related disclosure in its Certain Relationships and Related Transactions section.

10.
We note from your disclosure in the second paragraph on page 6 that Mr. Solomon agreed to forgive the remaining principal balance of his convertible promissory note.  Please disclose whether he received any benefit in exchange for this.

Response:

In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 1 to indicate that Mr. Solomon did not receive any additional benefit in exchange for the cancellation of the remaining principal balance of his convertible promissory note.

11.	On page 6 you define the term “Holders” twice. Please revise your disclosure to clarify the definition in each instance.

In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 1 to clarify the definition in each instance.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Special Note Regarding Forward Looking Statements, page 8

12.
Please revise your disclosure to remove your references to Section 27A of the Securities Act and Section 21E of the Exchange Act.  As a penny stock issuer you are not eligible to rely on the safe harbors provided by those provisions.

In response to the Staff’s comment, the Company has removed its references to Section 27A of the Securities Act and Section 21E of the Exchange Act in Amendment No. 1.

13.
We note your reference to “good faith estimates of management” and your disclaimer with respect to those estimates.  Disclaimers of this nature are inappropriate.  Please revise your disclosure to remove this reference.

Response:

In response to the Staff’s comment, the Company has removed the disclaimer in Amendment No. 1.

Risk Factors, page 9

14.
We note from your disclosure in your first and last risk factors on page 9 that you operate in a highly competitive market.  However, in your “Competition” section on page 19, you state that you are not aware of any specific competitor in your particular energy management sector.  Please advise or revise.

Response:

In response to the Staff’s comment, the Company has revised its risk factor in Amendment No. 1 to indicate that although it is not aware of any other companies that are focusing on providing energy-saving technologies under long-term, fixed-price contracts, the Company expects that a number of companies are or will attempt to employ a similar business model and that the markets for the Company’s installation and maintenance services will become highly competitive.

We have limited funds…page 9

15.
Please expand upon your disclosure regarding your limited funds.  Please disclose whether you have sufficient funds to continue operating at your current level or whether you must raise additional capital in order to continue your operations.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 10 of Amendment No. 1 to include expanded disclosure regarding its limited funds.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Our LED and induction lighting product may contain defects…page 10

16.	Please describe in greater detail the errors that have been found and describe the potential effect on your business, including quantifications where possible and appropriate.

Response:

In response to the Staff’s comment, the Company has revised its risk factor on page 12 of Amendment No. 1 to provide greater detail regarding errors that may occur and the potential effects on the Company’s business.  The Company has yet to experience any actual errors in its LED and induction lighting products.

Difficult conditions in the global capital markets…page 10

17.
Please provide more detailed disclosure regarding how the global market and general economic conditions impacted your customer base and operations during the last two fiscal years and six months ended June 30, 2010 and how you expect it to continue to impact your customer base and operations.

Response:

In response to the Staff’s comment, the Company has revised its risk factor on page 12 of Amendment No. 1 to provide more detailed disclosure regarding how the global market and general economic conditions impacted the Company’s customer base and operations during the last two fiscal years and six months ended June 30, 2010.

We may be subject to final examinations by taxing authorities across various jurisdictions…page 10

18.
We note your disclosure elsewhere in the prospectus that your business is geographically concentrated and in the financial statement footnotes that your business is concentrated in New Jersey and New York City.  Please revise your disclosure to describe why you are subject to taxing authorities across various jurisdictions.

Response:

In response to the Staff’s comment, the Company has revised its risk factor on page 12 of Amendment No. 1 to state that the Company is subject to taxing authorities in the jurisdictions in which it conducted operations .at the time of the sale of substantially all of its assets.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Our assumption that we will not have to pay Texas franchise tax…page 10

19.
Please revise your disclosure to explain why your current stockholders may have to return distributions they received and, to the extent practicable, quantify the impact this may have on current stockholders.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 14 of Amendment No. 1 to include additional disclosure regarding the distribution made by us in January 2007 in connection with the sale of substantially all of our assets to McAfee, Inc.  The exact impact that a potential return of this distribution would have on our current stockholders is unknown.

If we fail to establish and maintain an effective system of internal control…, page 11

20.
Please discuss any known material deficiencies to date and the effect or impact they may have on your business.  We note your related disclosure on page 29, relating to your deficiencies reported in your Form 10-Q for the quarter ended March 31, 2009.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 15 of Amendment No. 1 to include a discussion of any known material deficiencies to date and the effect or impact they may have on the Company’s business.

Public company compliance may make it more difficult…page 12

21.
This risk arguably could apply to any issuer or offering.  Please explain how this risk affects you or the securities being offered.  Alternatively, eliminate this generic risk factor.  Refer to Item 503(c) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has eliminated this risk factor in Amendment No. 1.

Our stock price may be volatile, page 12

22.	Please explain why the market price is likely to be highly volatile. Please explain how the below factors contribute to this statement.

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www.srff.com

Response:

In response to the Staff’s comment, the Company has revised the risk factor on page 16 of Amendment No. 1 to indicate that its stock price “may be” volatile and has included expanded disclosure regarding the contributing factors.

We have not paid dividends…page 12

23.
Your cash flow statement for the six months ended June 30, 2010 indicates that you have paid distributions.  Please revise your disclosure or tell us why you state here that you have not paid dividends.

Response:

In response to the Staff’s comment, the Company has revised its risk factor on page 16 of Amendment No. 1 to indicate that although GEM made a distribution of $18,096 during the six months ended June 30, 2010, the Company does not expect to pay any dividends in the future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Company Overview, page 15

24.
Please revise your overview to include management’s perspective on the business and provide an executive level overview of the company to provide context for the remainder of the MD&A discussion.  For example, we note from your disclosure elsewhere that you have a new business plan in place; however, this is not described or addressed in this section.  In addition, please address the risks and challenges facing your company and how management is dealing with these issues.  For example, please discuss in greater detail your financial issues.  You may refer to MD&A Release No. 33-8350; 34-48960; FR-72 (December 19, 2003) on our website at www.sec.gov for more guidance.

Response:
In response to the Staff’s comment, the Company has revised its disclosure on page 19 of  Amendment No. 1 to include management’s perspective on the business and an executive level overview of the Company to provide greater context for the remainder of the MD&A.

25.	Please revise to disclose that the results of operations being compared are of Green Energy Management Services formerly known as Southside Electric, Inc.

Response:

In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 1 to disclose that the results of operations being compared are of Green Energy Management Services, Inc., formerly known as Southside Electric, Inc.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Results of Operations, page 15

26.
Please revise your MD&A so that there is more focus on analysis as required by our MD&A Release No. 33-8350; 34-48960; FR-72 (December 19, 2003).  In that release, we explained that “MD&A requires…an ‘analysis’ of known material trends, events, demands, commitments and uncertainties.  MD&A should not be merely a restatement of financial statement information in a narrative form…A thorough analysis often will involve discussing both the intermediate effects.”  In the first paragraph of this subsection, we note the amount of the decrease in revenue from June 2009 to June 2010, and you cite different causes for the decrease.  Please revise to quantify the amount or percentage of the decrease that is attributable to each cause and the reasons underlying each cause.  For example, revise your disclosure to explain why you bid less large contracts to lessen your potential post construction liability.  Please also explain why you had an increase in your line of credit and your credit card liabilities.  Please review your entire MD&A and revise accordingly.

Response:

In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 1 accordingly.

Results of Operations for the Six Months ended June 30, 2010 and 2009, page 15

27.
On page 5 you define “GEM” as Green Energy Management Services, Inc.  However, under this heading you make reference to “GEMS, Inc.”  Please clarify to us whether this is the same entity and, if so, revise your disclosure to be consistent.

Response:

In response to the Staff’s comment, the Company has clarified its disclosure in Amendment No. 1 to consistently define Green Energy Management Services, Inc. as “GEM.”

28.
We note that revenues have decreased in part because of a change in business strategy.  Please revise your disclosure to discuss the change in strategy.  The revised disclosure should include the reasons for the change in business strategy and the expectations of the impact on future results of operations.  Depending on the significance this should be discussed throughout the document.

Response:

In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. to provide a more detailed discussion regarding the Company’s change in business strategy.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

29.
We note that a significant portion of the increase in selling, general, and administrative expenses is due to an increase in start-up expenses. Please clarify the nature of these start-up expenses and explain to us why start-up expenses would be incurred for a business that is already operating.

Response:

Start up-expenses represented our costs associated with our reverse merger transaction and the transition to becoming a public company and included legal fees of approximately $35,000, accounting expenses of approximately $68,000 and consulting and travel expenses of approximately $61,000.  In response to the Staff’s comment, the Company has clarified the nature of these start-up expenses in Amendment No. 1 and explained why start-up expenses were incurred by a business that was already operating.

Results of Operations for the Years ended December 31, 2009 and 2008, page 15

30.
We note that SG&A expenses decreased as a result of a decrease in salaries and benefits, vehicle costs and travel and entertainment expenses.  Please revise to provide more robust disclosure regarding why these expenses decreased.

Response:

In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 1 to indicate that the decrease in these expenses was primarily attributable to the decrease in the amount of projects completed by the Company in the year ended December 31, 2009.

Liquidity and Capital Resources, page 16

31.	Please revise your disclosure to provide a summary of the key terms of your current financial arrangements, including key covenants and default provisions.

Response:

In response to the Staff’s comment, the Company has revised its disclosure to include a summary of the key terms of its current financial arrangements in Amendment No. 1.

32.
Please revise to discuss how you will meet short term and long term obligations.  We note that you have minimal cash and significant debt obligations.  Also, revise to include discussion of your outstanding line of credit.  We note that you have a $200,000 line of credit that is due in March 2011 and you currently owe $200,614.  Please explain how you were able to go over the authorized amount.

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www.srff.com

Response:

In response to the Staff’s comment, the Company has revised its disclosure to discuss how it intends to meet its short term and long term obligations.  As disclosed in Amendment No. 1, the line of credit was assigned to an affiliated entity in August 2010 and is no longer an obligation of the Company.  The amount owed included accrued interest and was thus in excess of the total credit line.

33.	Please include the credit agreement as an exhibit to the registration statement or tell us why you believe it is not required to be filed.

Response:

As disclosed on page 22 of  Amendment No. 1, the line of credit was assigned to an affiliated entity in August 2010 and is no longer an obligation of the Company.  Accordingly, the Company does not deem it necessary to include the credit agreement as an exhibit to the registration statement.

34.	Please revise to discuss all of your significant debt obligations and how you anticipate meeting your obligations.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 22 of Amendment No, 1 to discuss all of its significant debt obligations and how it anticipates meeting its obligations.

35.
We note your disclosure in the first paragraph relating to your additional investments for equipment and inventory.  Please expand your disclosure to describe those expenditures, including estimated costs, estimated timing and method of financing.  Please also discuss any uncertainties surrounding your ability to finance those expenditures. We note that you have had negative working capital for the past two years.

Response:

In response to the Staff’s comment, the Company has expanded its disclosure on page 22 of Amendment No. 1 regarding its planned expenditures and discussed uncertainties surrounding its ability to finance those expenditures.

36.	We note that your trade accounts payable and other accrued liabilities have increased since December 31, 2009. Please discuss the reasons for these increases and the impact on your liquidity.

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www.srff.com

Response:

In response to the Staff’s comment, the Company has discussed the reasons for these increases and the impact on your liquidity in Amendment No. 1.

37.
You disclose that one of your significant changes to working capital was related to a decrease of $144,689 in the percentage of completion adjustment regarding your contracts in process.  Please advise.

Response:

In response to the Staff’s comment, the Company has disclosed on page 22 of Amendment No. 2 that the decrease in the percentage of completion adjustment was due to the fact that the Company did not have any contracts in process as of December 31, 2009.

Business, page 18

38.	Please disclose your website address.

Response:

The Company’s website address is http://www.gempowered.com.  In response to the Staff’s comment, the Company has included its website address on page 25 of Amendment No. 1.

Overview, page 18

39.
Please revise your disclosure to provide a brief overview of the background of your current operating business.  We note that Southside Electric, Inc. was incorporated in March 1990 and has been operating since that time.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 25 of Amendment No. 1 to provide a brief overview of its current operating business.

Product Applications, page 18

40.	Please expand your disclosure regarding your energy management contract. Discuss the terms of a typical contract and how it allows your clients to upgrade their lighting at no cost.

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www.srff.com

Response:

In response to the Staff’s comment, the Company has expanded its disclosure in Amendment No. 1 regarding its energy management contract.

41.	The comment above notwithstanding, please clarify where assets related to both energy management contracts and PPAs are recorded on your balance sheet.

Response:

In response to the Staff’s comment, the Company has disclosed on page 25 of Amendment No. 1 that it does not currently have any assets related to energy management contracts or PPAs on its balance sheet.

42.
Please revise this section to describe in greater detail the specific products and services that you provide, including, where applicable, examples of such services.  We note that you are a “full service” company and that you provide “management” and “technical expertise,” in addition to lighting equipment, but it is not entirely clear exactly what products and services you offer.  In addition, with respect to each of the products and services you provide, please explain how your fees are generated (e.g., flat fee or by transaction).  Also, please note if your fees vary by service or by customer.  We note that you “share in the energy savings” with your clients and that they may receive lighting upgrades “with no up-front cost to them,” but it is unclear exactly how you derive your revenue.

Response:

In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 1 to describe in greater detail the specific products and services that it provides.

43.
We note that you are geographically concentrated.  Please expand your disclosure to describe the locations where most of your business is conducted.  We note that your financial statement footnotes indicate that your business is concentrated in New Jersey and New York City.  Please also explain how your geographic concentration is consistent with your statement that you maintain your business operations on a “nationwide basis.”  Also, please consider adding risk factor disclosure relating to the fact that you are geographically concentrated.

Response:

In response to the Staff’s comment, the Company has expanded its disclosure on page 25 of Amendment No. 1 to describe the locations where most of its business is conducted.

44.	Please disclosure whether the company is dependent on one or a few major customers.

Response:

In response to the Staff’s comment, the Company has disclosed on page 25 of Amendment No. 1 that it is not currently dependent upon one or a few major customers.

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Research and Development, page 18

45.	Please describe your research and development role in greater detail. Please explain how you are able to be involved in R&D without having to “carry the substantial expenses” associated with R&D.

Response:

The Company does not conduct its own research and development.  The Company provides its suppliers with the requirements for its customers and the supplier tailors the products accordingly.  In response to the Staff’s comment, the Company has removed the heading Research and Development and renamed it as Key Manufacturers and Suppliers.

46.
Please disclosure any key manufacturers or suppliers that you rely on.  Describe your relationship and arrangements with any such key manufacturers or suppliers and include any material agreements as exhibits to the registration statement.

Response:

In response to the Staff’s comment, the Company has disclosed the key manufacturers and suppliers that it relies upon in Amendment No. 1.  In addition, it has filed its Technology License Agreement with PMP Pool Maintenance Protection, Inc., as Exhibit  10.10 to Amendment No. 1.

Competition, page 19

47.
Please explain what you mean by your statement that you have the ability to plan, organize, finance, and carry through completion all of your energy management projects.  We note that you currently have limited cash, negative working capital and net losses.

Response:

In response to the Staff’s comment, the Company has removed the referenced statement from Amendment No. 1.

Certain Relationships and Related Transactions, page 24

48.	Please refer to the second and fourth paragraphs. Please describe the business purpose for issuing the Note to Mr. Solomon and for entering into the subscription agreement with Mr. Solomon.

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Response:

In response to the Staff’s comment, the Company has described the business purpose for issuing the Note to Mr. Solomon and for entering into the subscription agreement with Mr. Solomon in Amendment No. 1.

49.	Refer to part (iv) of the Selling Stockholders section on page 26. Please add a discussion in this section of the share issuance or, alternatively, tell us why you do not believe it is appropriate.

Response:

The Company has removed the shares described in part (v) in Amendment No. 1.

50.
It appears that Mr. Samuel’s son is a related person under Item 404 of Regulation S-K.  See paragraph 1.a.iii. of the instructions to Item 404(a).  Please provide all the disclosure regarding his employment by GEM, including his salary and other compensation.  See Item 404(a)(3) which requires disclosure of the dollar amount.

Response:

Mr. Samuel’s son is not an employee of GEM and the Company mistakenly referred to Mr. Samuel’s son as an employee.   The Company has removed the reference to Mr. Samuel’s son as a salesperson of GEM in Amendment No. 1.

51.
We not that Messrs. Morra and Moskowitz are officers of GEM and beneficial owners of greater that 5% of your common stock.  Please provide all the disclosure regarding their employment relationship with GEM, including the amount of their compensation, as required by Item 404 of Regulation S-K.

Response:

John Morra III serves as President and Director of Project Development for GEM.  Mr. Morra is also the indirect beneficial owner of 9.5% of our common stock through his interest in Ocean Drive Investments, L.L.C.  Mr. Morra received compensation of $113,000 during the year ended December 31, 2009 and $0 during the year ended December 31, 2008 as consideration for his service as President and Director of Project Development of GEM.  Oren Moskowitz, Chief Technology Officer of GEM, has indirect beneficial ownership of 5.1% of our shares of common stock as managing member of Tzameret Holdings, L.L.C.  Mr. Moskowitz did not receive any compensation for his service as Chief Technology Officer of GEM during the years ended December 31, 2009 and December 31, 2008.

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In response to the Staff’s comment, the Company has provided disclosure regarding the employment relationships of Messrs. Morra and Moskowitz with GEM on page 34 of  Amendment No. 1.

52.
It appears that your registration rights agreement is with related persons and should be described under this section as required by Item 404 of Regulation S-K.  Please provide all the disclosure required by Item 404 of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has disclosed the details of the registration rights granted to certain related persons pursuant to the stockholders’ agreement in the Certain Relationships and Related Transactions section on page 34 of Amendment No. 1.

Security Ownership of Certain Beneficial Owners and Management, page 25

53.
It appears the Mr. Michael Samuel may be deemed the beneficial owner of the shares of common stock held by GEM Lighting, LLC.  Please see our Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretation 105.05.  Please tell us why you believe he is not the beneficial owner.  Alternatively, please revise the table in this section to reflect that Mr. Samuel is the beneficial owner of the 65,623,216 shares of common stock held by GEM Lighting, LLC and revise your risk factor on page 11 titled “Over 14% of our shares of common stock are controlled…” to reflect that there 65.6 million shares are beneficially owned by him.

Response:

In response to the Staff’s comment, the Company has disclosed that Mr. Samuel disclaims beneficial ownership of the shares held by GEM Lighting, LLC in Amendment No. 1.

Selling Stockholders, page 26

54.
Please identify all selling shareholders who are registered broker-dealers or affiliates of broker dealers.  Additionally, tell us if the broker-dealer received securities as underwriting compensation.  Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation.

Response:

None of the selling stockholders is a registered broker dealer or an affiliate of a broker dealer.

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55.
We note that Mr. Solomon was your former officer and director and that Tzameret Holdings LLC is beneficially owned by an officer of GEM.  Please revise your disclosure in this section to describe your relationship with each selling stockholder as applicable. See Item 507 of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 1 to describe its relationship with each selling stockholder as applicable in accordance with Item 507 of Regulation S-K.

Changes in and Disagreements with Accountants, page 29

56.	Please refer to third paragraph regarding the material weakness in your internal controls. Please expand your disclosure to discuss any steps you have taken to try to cure the deficiencies.

Response:

In response to the Staff’s comment, the Company has disclosed in Amendment No. 1 that following the merger, the accounting staff of the Company now consists of three individuals: one full-time accountant, one part-time accountant and one part-time accounting consultant.  In addition, the Company has disclosed that if and when its financial position improves, the Company intends to hire additional personnel to remedy the existing deficiencies

57.	Please tell us if your unaudited financial statements as of June 30, 2010 and 2009 were reviewed and if so, which firm reviewed these statements.

Response:

The unaudited financial statements as of June 30, 2010 and 2009 were not reviewed by an independent registered public accounting firm.  Such financial statements were not required to be reviewed by an independent registered public accounting firm in accordance with Rule 10-01(d) of Regulation S-X as they were filed in a Registration Statement on Form S-1 and not a Quarterly Report on Form 10-Q.  The Company will obtain a review of its interim financial statements for the six months ended June 30, 2010 as part of the Company’s independent registered public accounting firm’s review of the Company’s Form 10-Q for the six month ending June 30, 2011.

Consolidated Financial Statements

58.	Please present the consolidated financial statements of Green Energy Management Services Holdings, Inc.

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Prior to the Share Exchange, GEM was a shell company without material assets or activities.  Following the Share Exchange, GEM succeeded to the business of Southside as its sole line of business.  The Share Exchange was accounted for as a reverse merger and recapitalization.  GEM was the legal acquirer for financial reporting purposes and Southside was deemed to be the accounting acquirer.  Consequently, the assets and liabilities and the operations that will be reflected in the historical financial statements of GEM prior to the Share Exchange will be those of Southside and will be recorded at the historical cost basis of Southside, and the consolidated financial statements after completion of the Share Exchange will include the assets and liabilities of GEM and Southside, historical operations of Southside and operations of GEM from the closing date of the Share Exchange.

Green Energy Management Services, Inc. – June 30, 2010 and December 31, 2009

Nature of Operations, page F-5

59.	Please revise this disclosure to include “GEM” and reconcile for us the apparent discrepancies with your disclosures regarding the nature of the business on pages 5 and 15 of this Form S-1.

Response:

In response to the Staff’s comment, the Company has revised its disclosure in Note 1 to the June 30, 2010 financial statements contained in Amendment No. 1 to include GEM.

Recognition of Income on Construction Contracts, page F-5

60.	Please clarify how this policy related to your disclosure on page 18 regarding energy management contracts and PPAs.

In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 1 so that its disclosure in Note 1 to the June 30, 2010 financial statements and its disclosure on page 18 is consistent.

Merger of Southside Electric, Inc. and Green Energy Management

61.
It appears that a merger took place in May 2010 between Southside Electric, Inc. and Green Energy Management.  Please tell us why you have not including disclosure of this significant event.  Also, revise to include footnote disclosure of how you accounted for this merger and all of the required disclosures.

Response:

In response to the Staff’s comment, the Company has provided footnote disclosure regarding the share exchange in the June 30, 2010 financial statements contained in Amendment No. 1.

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Note 11 – Subsequent Event, page F-8

62.	Please revise to include discussion of the subscription agreements for common stock and promissory notes that took place on July 20, 2010 and August 20, 2010.

Response:

In response to the Staff’s comment, the Company has revised its disclosure in Note 11 to include a discussion of the July 2010 and August 2010 subscription agreements.

Southside Electric, Inc. – December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm, F-9

63.	Please tell us how your auditors determined that a going concern was not necessary considering your current financial condition.

Response:

As reflected in the Company’s audited financial statements, the net equity (deficit) of the Company was $(201,008), $(111,823) and $(299,609) at December 31, 2009, 2008 and 2007, respectively.  Since the Company was an S Corporation, these net equity (deficit) amounts included distributions of $-0-, $5,000 and $167,789 which were made for the years ended December 31, 2009, 2008 and 2007, respectively.  The Company’s net income (loss) for the years ended December 31, 2009, 2008 and 2007 was $(89,185), $192,786 and $393,904, respectively.  As noted, the Company was profitable during 2008 and 2007.  However, during 2009, as a result of the economic decline, the Company’s net income had declined and was considered to be a temporary situation.  Management’s plans for the Company to continue in operation (i.e. the merger) were disclosed in the financial statements.

As disclosed in the Company’s audited financial statements, the Company had entered into a share exchange agreement with GEM, and GEM had entered into a reverse triangular merger agreement with the Company (f/k/s CDSS Wind Down, Inc.).  As a result of the reverse merger, GEM is treated as the accounting acquirer and the merger is treated as a recapitalization of GEM.  Therefore, the legal entity of Southside Electric, Inc. was the surviving corporation and will continue in existence as GEM.  After the merger, GEM will be incorporating a different business strategy as a full service energy management company, which management anticipates will be profitable.

Therefore, due to these events, a going concern contingency was not deemed necessary for Southside Electric, Inc. as of December 31, 2009.

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Notes to Financial Statements

Note 13 – Subsequent Events, page F-16

64.	Please clarify to us if “Wind Down, Inc.” is the same entity as CDSS Wind Down, Inc. If so, please revise your disclosure to be consistent.

Response:

Wind Down, Inc. is the same entity as CDSS Wind Down, Inc.  In response to the Staff’s comment, the Company has revised its disclosure in the Southside December 31, 2009 financial statements contained in Amendment No. 1 to be consistent.

65.	Your disclosure indicates that the stock will be traded on the Securities Exchange Bulletin Board. We assume that you mean to say that OTC Bulletin Board. If so, please revise accordingly.

Response:

In response to the Staff’s comment, the Company has revised its disclosure in the Southside December 31, 2009 financial statements contained in Amendment No. 1 accordingly.

Unaudited Pro Forma Condensed Combined Financial Information, page F-17

66.	Your disclosure states that this information reflects the merger between GEM and CDSS. We note that “GEM” is a defined term in this Form S-1, however “CDSS” is not. Please revise accordingly.

Response:

In response to the Staff’s comment, the Company has revised its disclosure in the Unaudited Pro-Forma Combined Financial Information contained in Amendment No. 1 accordingly.

Unaudited Pro Forma Combined Balance Sheet, page F-19

67.
We note that adjustment (B) is to record the effect of common shares issued for $1,250,000.  However, we note from your disclosure on page 6 that you sold common stock for gross proceeds of $100,000 and convertible promissory notes in the aggregate principal amount of $1,050,000.  Assuming conversion of such notes, gross proceeds would total $1,150,000.  Please reconcile these amounts for us.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page F-19 of Amendment No. 1 to indicate that the Company received gross proceeds of $1,250,000 in cash. Following the payment of certain expenses in connection with the private placement and the merger, the Company received net proceeds of $1,150,000.

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Recent Sales on Unregistered Securities, page 35

68.
For each transaction listed, please indicate the section of the Securities Act of the rule under which the exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.  See Item 701(d) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has indicated on page 47 of Amendment No. 1 the section of the Securities Act of the rule under which the exemption from registration was claimed and stated briefly the facts relied upon to make the exemption available.

Exhibits

69.
Please file all required exhibits as promptly as possible.  We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.  If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

Response:

In response to the Staff’s comment, the Company has filed all required exhibits with Amendment No. 1 with the exception of our legal opinion.  Attached hereto as Exhibit A is a draft copy of our legal opinion for your review.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (646) 810-0596.

Very truly yours,

/s/ Sean F. Reid
Sean F. Reid

cc:	Robert Weinstein

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EXHIBIT A

[DRAFT – FOR DISCUSSION PURPOSES ONLY]

________, 2010

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Green Energy Management Services Holdings, Inc. Form S-1 Registration Statement

Ladies and Gentlemen:

We refer to the above-captioned registration statement on Form S-1 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Act”), filed by Green Energy Management Services Holdings, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission.

We have examined the originals, photocopies, certified copies or other evidence of such records of the Company, certificates of officers of the Company and public officials, and other documents as we have deemed relevant and necessary as a basis for the opinion hereinafter expressed. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as certified copies or photocopies and the authenticity of the originals of such latter documents.

Based on our examination mentioned above  and the laws of the State of Delaware, we are of the opinion that the securities being sold pursuant to the Registration Statement, consisting of (i) 53,262,734 shares issued upon conversion of a convertible note dated August 27, 2008, (ii) 21,000,000 shares issued upon conversion of convertible notes dated July 29, 2010 and August 20, 2010, (iii) 2,000,000 shares of our common stock issued in our private placement on July 29, 2010, (iv) 689,236 shares of our common stock issued as a pro rata dividend to the shareholders of our former parent company in connection with our spinoff in May 2002, (v) 500,000 shares of our common stock issued upon exercise of a share exchange right exercised by our former chief executive officer in February 2004, and (vi) 367 shares of our common stock currently held by one of our former directors are duly authorized and, will be, when issued in the manner described in the Registration Statement, legally and validly issued, fully paid and non-assessable and binding obligations under the laws of the State of Delaware.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the reference to our firm under “Legal Matters” in the related Prospectus. In giving the foregoing consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Act, or the rules and regulations of the Securities and Exchange Commission.

Very truly yours,

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